Exhibit 99.1

BGM GROUP LTD

INDEX TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

BGM Group Ltd and ITS SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of March 31	As of September 30
	2025(Unaudited)	2024(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalent	$9,651,606	$9,817,254
Restricted Cash	113	—
Accounts receivable, net	5,522,883	1,543,160
Bank acceptance notes receivable	2,262,189	3,337,137
Inventories, net	8,848,748	5,049,688
Prepayment to suppliers, net	2,718,998	803,924
Investment in trading securities	4,890,180	8,323,587
Other current assets	9,047,830	894,460
TOTAL CURRENT ASSETS	42,942,547	29,769,210

Restricted Cash	1,044,830	—
Property, plant and equipment, net	10,629,337	8,610,279
Construction in progress	3,876,466	5,640,063
Intangible assets, net	4,585,984	4,539,347
Goodwill	135,244,924	—
Long term investment	3,153,706	3,359,786
Operating lease right of use assets	179,785	—
Deferred tax assets	5,045,298	424,474
Prepayments for property and equipment	644,854	660,569
Other long term assets	45,718	—
TOTAL ASSETS	207,393,449	53,003,728

CURRENT LIABILITIES:
Bank loans	1,602,073	—
Insurance premium payables	1,206,962	—
Accounts payable	8,426,402	4,125,597
Contract liabilities	3,471,007	489,784
Deferred government grants-current	120,113	78,718
Taxes payable	475,498	315,328
Operating lease liability	101,814	—
Due to related party	694,015	2,851,526
Accrued expenses and other payables	7,487,950	915,032
TOTAL CURRENT LIABILITIES	23,585,834	8,775,985

LONG TERM LIABILITIES
Operating lease liability	78,759	—
Deferred government grants - noncurrent	237,869	134,394
TOTAL LIABILITIES	23,902,462	8,910,379

Commitments and contingencies

SHAREHOLDERS’ EQUITY:
Ordinary Shares, $0.00833335 par value, 5,030,000,000 and 100,000,000 shares authorized, an aggregate of 98,294,641 and 7,226,480 ordinary shares, consisting of 78,294,641and 7,226,480 Class A ordinary shares, par value US$0.00833335 per share, and 20,000,000 Class B ordinary shares, par value US$0.00833335 per share, as of March 31, 2025 and September 30, 2024 respectively*	818,486	59,583
Additional paid-in capital	176,643,350	36,410,931
Statutory Reserve	3,266,081	3,266,081
Retained earnings	3,488,157	4,349,377
Accumulated other comprehensive loss	(2,093,282)	(1,342,128)
Total shareholders’ equity attributable to BGM Group Ltd	182,122,792	42,743,844
Noncontrolling interests	1,368,195	1,349,505
TOTAL SHAREHOLDERS’ EQUITY	183,490,987	44,093,349
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	207,393,449	53,003,728

*The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

BGM Group Ltd and ITS SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in U.S. Dollars, except for the number of shares)

	For the six months ended March 31
	2025	2024		2023
NET REVENUE	$14,311,414	$12,562,599		$29,163,616

COST OF REVENUE	11,799,981	11,148,577		26,868,870

GROSS PROFIT	2,511,433	1,414,022		2,294,746

SELLING, GENERAL AND ADMINISTRATIVE, RESEARCH AND DEVELOPMENT EXPENSES	4,749,740	2,093,110		2,084,115

INCOME (LOSS) FROM OPERATIONS	(2,238,307)	(679,088)		210,631

Interest income, net	18,811	57,782		32,701
Investment income (loss)	(3,433,407)	966,711		217,593
Share of results of associates	(126,333)	—		—
Grant income	95,278	39,975		96,259
Other income (expenses)	561,478	(44,664)		130,450
Total Other income (expense)	(2,884,173)	1,019,804		477,003
INCOME (LOSS) BEFORE INCOME TAXES (BENEFIT)/ EXPENSE	(5,122,480)	340,716		687,634
INCOME TAXES (BENEFIT)/EXPENSE	(4,296,785)	11,936		248,254
NET INCOME (LOSS)	(825,695)	328,780		439,380
Less: net income (loss) attributable to non-controlling interest	35,525	(85,688)		(56,141)
NET INCOME (LOSS) ATTRIBUTABLE TO BGM GROUP LTD	$(861,220)	$414,468		$495,521
OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	(767,989)	240,793		1,148,573
COMPREHENSIVE INCOME (LOSS)	(1,593,684)	569,573		1,587,953
Less: comprehensive income (loss) attributable to non - controlling interests	18,690	(70,153)		6,741
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO BGM GROUP LTD	(1,612,374)	639,726		1,581,212
Earnings (loss) per common share - basic and diluted	$(0.03)	$0.06	*	$0.07	*
Weighted average shares - basic and diluted	31,615,463	7,226,480	*	7,226,480	*

*The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation.

The accompanying notes are an integral part of these condensed consolidated financial statements.

BGM Group Ltd and ITS SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in U.S. Dollars, except for the number of shares)

								Accumulated
							Shareholders’	Other	Shareholders’
	Class A Ordinary Shares		Class B Ordinary Shares		Additional		Equity Attributable	Comprehensive	Equity Attributable	Non-controlling	Total
	Shares*	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	to BGM Group Ltd	Income	to BGM Group Ltd	Interests	Shareholders’ Equity
Balance as of September 30, 2022	7,226,480	$59,583	—	$—	$36,410,931	$15,509,177	$3,118,542	$(2,046,091)	$53,052,142	$1,911,394	$54,963,536
Net income (loss) for the period	—	—	—	—	—	495,521	—	—	495,521	(56,141)	439,380
Acquisition of equity interest from unrelated third party shareholders	—	—	—	—	—	—	—	—	—	(28,669)	(28,669)
Appropriation for statutory reserve	—	—	—	—	—	(130,774)	130,774	—	—	—	—
Dividend	—	—	—	—	—	(1,787,517)	—	—	(1,787,517)	—	(1,787,517)
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,085,690	1,085,690	62,883	1,148,573
Balance as of March 31, 2023	7,226,480	$59,583	—	$—	$36,410,931	$14,086,407	$3,249,316	$(960,401)	$52,845,836	$1,889,467	$54,735,303
Balance as of September 30, 2023	7,226,480	$59,583	—	$—	$36,410,931	$5,896,373	$3,162,333	$(2,737,087)	$42,792,133	$1,559,268	$44,351,401
Net income (loss) for the period	—	—	—	—	—	414,468	—	—	414,468	(85,688)	328,780
Appropriation for statutory reserve	—	—	—	—	—	(49,975)	49,975	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	225,258	225,258	15,535	240,793
Balance as of March 31, 2024	7,226,480	$59,583	—	$—	$36,410,931	$6,260,866	$3,212,308	$(2,511,829)	$43,431,859	$1,489,115	$44,920,974
Balance as of September 30, 2024	7,226,480	$59,583	—	$—	$36,410,931	$4,349,377	$3,266,081	$(1,342,128)	$42,743,844	$1,349,505	$44,093,349
Issuance of common shares	71,068,161	592,236	20,000,000	166,667	140,232,419	—	—	—	140,991,322	—	140,991,322
Net income (loss) for the period	—	—	—	—	—	(861,220)	—	—	(861,220)	35,525	(825,695)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(751,154)	(751,154)	(16,835)	(767,989)
Balance as of March 31, 2025	78,294,641	$651,819	20,000,000	$166,667	$176,643,350	$3,488,157	$3,266,081	$(2,093,282)	$182,122,792	$1,368,195	$183,490,987

*The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation.

The accompanying notes are an integral part of these condensed consolidated financial statements.

BGM Group Ltd and ITS SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash flows

(Expressed in U.S. Dollars, except for the number of shares)

	For the six months ended March 31
	2025	2024	2023
Cash flows from operating activities:
Net income(loss)	$(825,695)	328,780	439,380
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Non-cash operating lease expenses	(180,064)	12,281	13,937
Depreciation and amortization	442,090	554,772	571,441
Provision of credit loss	516,130	62,422	1,281
Provision for inventory(reversal)	(53,200)	(785,426)	397,039
Deferred tax expense	(4,638,121)	(600)	135,274
Unrealized gain from investment in securities	—	(1,066,927)	(245,800)
Investment income	3,433,407	100,216	28,207
Share of results of associates	126,333	—	—
Changes in operating assets and liabilities:
Accounts receivable	(4,538,813)	1,220,376	(728,868)
Bank acceptance notes receivable	997,090	2,304,899	(1,096,994)
Inventories	(3,872,105)	1,179,076	(2,069,096)
Prepayment to suppliers	(1,937,209)	446,983	305,403
Other current assets	(8,196,189)	(229,212)	1,450,828
Accounts payable	4,405,806	(960,861)	(1,069,672)
Insurance premium payables	1,208,837	—	—
Contract liabilities	2,997,528	(648,484)	1,877,996
Deferred government grants	150,174	(39,975)	(96,259)
Tax payables	167,934	97,043	22,210
Accrued expenses and other payables	6,604,911	(16,298)	7,009
Other non-current assets	(45,789)	—	—
Lease liabilities	180,853	1,610	(26,331)
Net cash provided by (used in) operating activities	(3,056,092)	2,560,675	(83,015)

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,018,131)	(786,547)	(716,251)
Purchase of intangible assets	(148,426)	—	(1,885,870)
Cash received from disposal of long term investment	—	1,458,424	—
Dividend received	—	55,566	—
Payments on long term investment	(2,092,908)	—	—
Purchase of non controlling interest	—	—	(28,669)
Net cash provided by (used in) investing activities	(3,259,465)	727,443	(2,630,790)

Cash flows from financing activities:
Proceeds from bank loans	1,046,454	—	—
Repayment of bank loans	558,109	(486,208)	(143,347)
Proceeds from (Repayment of) bank notes payable	—	—	(972,291)
Net proceeds from issuance cost	5,758,009	—	—
Dividend paid	—	—	(1,787,517)
Net cash provided by (used in) financing activities	7,362,572	(486,208)	(2,903,155)

Effect of exchange rate change on Cash, cash equivalents and restricted cash	(167,720)	67,175	352,153

Net increase (decrease) in Cash, cash equivalents and restricted cash	879,295	2,869,085	(5,264,807)
Cash, cash equivalents and restricted cash at beginning of period	9,817,254	7,476,247	14,979,013
Cash, cash equivalents and restricted cash at end of period	$10,696,549	10,345,332	9,714,206

Supplemental cash flow information
Cash paid for interest	$6,281	$—	$—
Cash paid for income taxes	$39,375	$—	$26,990

Supplemental non-cash information
Goodwill arising from the acquisition of the company by issuing shares 69,995,661 Class A ordinary shares per share of US$2.0	$135,244,924	$—	$—
Lease liabilities arising from obtaining right-of-use assets	$205,468	$—	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

BGM GROUP LTD AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Qilian International Holding Group Limited (“Qilian International”, or “the Company”) is a Cayman Islands exempted company incorporated on February 7, 2019 as a holding company to develop business opportunities in the People’s Republic of China (“PRC” or “China”).

On October 18, 2024, shareholders approved the change of our company name to BGM Group Ltd at an extraordinary meeting of shareholders. Effective on October 30, 2024, the Company changed our name to “BGM Group Ltd.”

BGM Group Ltd has a strategic focus on the technology fields of AI application, intelligent robots, algorithmic computing power, cloud computing, and biopharmaceuticals.

On November 27, 2024, BGM Group Ltd (the “Company”), entered into a transaction agreement (the “Transaction Agreement”) with CISG Holdings Ltd, a company incorporated under the laws of the British Virgin Islands and wholly owned by AIX Inc. (NASDAQ: AIFU) (the “Seller”), Patriton Limited, a company incorporated under the laws of British Virgin Islands (the “Target Company”), GM Management Company Limited, a company incorporated under the laws of Hong Kong, DuXiaoBao Intelligent Technology (Shenzhen) Co., Ltd., RONS Intelligent Technology (Beijing) Co., Ltd. (“RONS Intelligent”), Shenzhen Xinbao Investment Management Co., Ltd. (“Shenzhen Xinbao”), Fanhua RONS Insurance Sales & Service Co., Ltd. (“RONS Sales”) and Shenzhen Baowang E-commerce Co., Ltd. (“Shenzhen Baowang”), all of which are companies with limited liability incorporated under the laws of the People’s Rublic of China.

Pursuant to the Transaction Agreement, BGM Group Ltd agreed to purchase from the Seller, 100% of the equity interest of the Target Company, for a consideration of 69,995,661 Class A ordinary shares with a par value of US$0.00833335 per share of the Company (the “Consideration Shares”), at a purchase price of US$2.0 per share of the Consideration Shares. Under the Transaction Agreement, the Seller undertook to conduct a series of restructuring and reorganization arrangements (the “Reorganization”) and upon the completion of such Reorganization and immediately prior to the closing, each of RONS Intelligent, Shenzhen Xinbao, RONS Sales and Shenzhen Baowang will become a wholly owned subsidiary of the Target Company.

The issuance of 69,995,661 Class A ordinary shares was completed on December 27, 2024 and the transaction has been completed.

The following summarizes the identified assets acquired and liabilities assumed pursuant to the THE Company of AI Solutions and Insurance Business acquisition as of December 27, 2024:

Items	Amount
Assets
Cash and cash equivalent	$2,146,491
Accounts receivable, net	4,603,565
Other current assets	10,380,773
Property and equipment, net	157,626
Operating lease right of use assets	181,922
Deferred tax assets	174,138
Liabilities
Insurance premium payables	979,989
Accounts payable	4,039,426
Taxes payable	34,243
Operating lease liabilities, current	181,922
Accrued expenses and other payables	7,662,537
Total net assets	$4,746,398

In the field of biopharmaceuticals, the group’s biopharmaceutical division mainly produces oxytetracycline API, crude heparin sodium, and licorice preparations, which are widely supplied to the global animal husbandry, pharmaceutical, and drug retail markets. The group deeply integrates AI-assisted decision-making into every link of production and manufacturing, achieving supply chain optimization, process efficiency improvement, and market trend prediction. This provides scientific decision-making basis for the management and offers high-quality products and precise services for consumers.

Qilian International (Hong Kong) Holdings Ltd (“Qilian HK”) is a wholly-owned subsidiary of Qilian International formed in accordance with the laws and regulations of Hong Kong on January 30, 2019.

Qilian International is a holding company whose only asset is 100% of the equity interest in Qilian HK. Qilian HK is a holding company whose only asset is 100% of the equity interest in Qilian International Trading (Chengdu) Co., Ltd. (“Qilian Chengdu”) and Qilian Shan International Trade (Hainan) Co., Ltd. (“Hainan Trading”), and 51% ownership in Zhongqiao Youguan E-Commerce service Co., Ltd. (“Zhongqiao”), collectively the “WFOE”), which are wholly foreign-owned entities organized under the laws of the PRC. Qilian International and Qilian HK do not have any substantive operations of their own but conduct their primary business operations through Qilian Chengdu and Hainan Trading’s variable interest entity, Gansu Qilianshan Pharmaceutical Co., Ltd (“Gansu QLS”, or the “VIE”).

BGM (Hubei) Health Biological industry Co, LTD is a wholly-owned subsidiary of Qilian HK formed on September 12, 2024. BGM Brand Operation Management (Hubei) Co., Ltd. was founded on December 2, 2024, and is a wholly-owned subsidiary of BGM (Hubei) Health Biological Industry Co., Ltd.

Gansu QLS was established in August 2006 under the laws of the PRC with initial capital of approximately $0.27 million. After several registered capital increases and capital contributions, the registered and paid capital of Gansu QLS was approximately $12 million as of September 30, 2024 and 2023. Over the years, Gansu QLS has established seven subsidiaries:

	Ownership as of	Ownership as of
	September 30,	September 30,
	2024	2024
Moshangfa (Gansu) Fertilizer Industry Co., Ltd (formerly Jiuquan Qiming Biotechnology Co., Ltd, “Moshangfa”)	100%	100%
Chengdu Qilianshan Biotechnology Co., Ltd (“Chengdu QLS”)	79.71%	79.51%
Jiuquan Ahan Biotechnology Co., Ltd. (“Ahan”)	100%	100%
Tibet Samen Trading Co., Ltd (“Samen”) (1)	—%	—%
Tibet Cangmen Trading Co., Ltd (“Cangmen”)	100%	100%
Rugao Tianlu Animal Products Co., Ltd (“Rugao”)	79.71%	79.51%
Chongqing Shengfu Biological Technology Co., Ltd (“Chongqing”)	79.71%	79.51%
(1)	Samen was dissolved in June 2023, the business of which continues via the operation of the Company’s other subsidiaries.

On May 20, 2019, Qilian International, through its WFOE, Qilian Chengdu, entered into a series of agreements with Gansu QLS and its shareholders, including an Exclusive Services Agreement, Call Option Agreement, Shareholders’ Voting Rights Proxy and Equity Pledge Agreement, Powers of Attorney, and the Spousal Consents (collectively “VIE agreements”). These contractual arrangements oblige Qilian Chengdu to absorb a majority of the risk of loss from Gansu QLS’s activities and entitle Qilian Chengdu to receive a majority of their residual returns. In essence, Qilian Chengdu has gained certain level of control over Gansu QLS. In addition, 99.214% of Gansu QLS’s shareholders have pledged their equity interest in Gansu QLS to Qilian Chengdu on September 30, 2022 and 2021, irrevocably granted Qilian Chengdu an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Gansu QLS, and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Qilian Chengdu. Through these contractual arrangements, Qilian Chengdu holds 99.214% of the variable interests of Gansu QLS on September 30, 2022 and 2021.

To optimize its corporate structure, Chengdu Trading and Gansu QLS executed certain exclusive service termination agreement (the “Service Termination Agreement”) to terminate certain contractual service arrangements between Chengdu Trade and Gansu QLS. As a result of the aforementioned termination, Chengdu Trade will no longer have contractual control over, nor receive the economic benefits of Gansu QLS. In connection with such termination, Qilian Shan International Trade (Hainan) Co., Ltd (“Hainan Trading”), a wholly-owned subsidiary of Qilian International (Hong Kong) Holdings Limited, entered into a certain exclusive service agreement with Gansu QLS, through which Hainan Trade obtained contractual control over Gansu QLS. The terms of these agreement are identical to the VIE agreement. The Service Termination Agreement and the new service agreement with Hainan Trading became effective on December 1, 2022.

Based on these contractual arrangements, Gansu QLS is considered as a VIE of Qilian Chengdu and Hainan Trading under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 810 (“ASC 810”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No.51”, because the equity investors in Gansu QLS do not have the characteristics of a controlling financial interest. In addition, Qilian Chengdu and Hainan Trading are the primary beneficiary of Gansu QLS, and, as such, Gansu QLS’s books and records are consolidated into those of WFOE. Risks in relation to the VIE structure are discussed under “Risks and Uncertainties” below.

As the above entities were under common control before and after the consummation of the VIE agreements, the restructuring was accounted for as a reorganization of entities under common control and the consolidation of Qilian International and its subsidiaries, the VIE and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Qilian International, its subsidiaries, the VIE and VIE’s subsidiaries are principally engaged in the development, manufacture, marketing, and sale of licorice products, oxytetracycline products, traditional Chinese medicine derivatives (“TCMD”) product, heparin product, sausage casings, and fertilizers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company, its subsidiaries, the VIE and VIE’s subsidiaries condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The condensed consolidated financial statements include the financial statements of Qilian International, and its subsidiaries, the VIE and VIE’s subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. See Risks and Uncertainties disclosure for VIE structures in China. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The interim financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, included in our 2024 Annual Report on Form 20-F. These interim results are not necessarily indicative of results for the full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company, its subsidiaries, the VIE and VIE’s subsidiaries’ accounting estimates included, but are not limited to: allowance for estimated uncollectible receivables, inventory valuations, impairment of long-lived assets, useful lives of property and equipment and intangible assets, fair value of investment in trading securities, impairment of intangible assets, realization of deferred tax assets and uncertain tax position, and income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The cash and cash equivalent don’t have withdrawal restrictions.

Restricted Cash

Restricted cash balance includes guarantee deposit required by the National Financial Regulatory Administration which replaces the China Banking and Insurance Regulatory Commission as the regulatory body since May 2023 in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations. The balance was $1,044,943 as of March 31, 2025.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The WFOE, the VIE and VIE’s subsidiaries usually grant credit to customers with good credit standing with a maximum of 90 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company evaluates the creditworthiness of its customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Bank acceptance notes receivable

Bank acceptance notes receivable generally due within six months and with specific payment terms and definitive due dates, are comprised of the notes issued by some customers to pay certain outstanding receivable balances to the Company. Bank acceptance notes do not bear interest. From time to time, the Company endorse bank notes receivable to its suppliers as the payment of material purchase. The bank notes receivable is considered sold and derecognized from balance sheets when they are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the note receivables, and the Company has surrendered control over the transferred note receivable. If the Company does not surrender control, the cash received from the purchaser is account for as a secured borrowing.

As of March 31, 2025 and September 30, 2024, bank acceptance notes receivable from customers were $2,262,189 and $3,337,137, respectively. There was $2,073,990 bank acceptance notes receivable endorsed by the companies to make payments that were unmatured as of March 31, 2025 and derecognized from balance sheet.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

Property, Plant and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment charge. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Items	Useful life
Property and buildings	20–40 years
Leasehold improvement	Lesser of useful life and lease term
Machinery and equipment	3–10 years
Automobiles	3–5 years
Office and electric equipment	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statements of operations in other income and expenses.

Construction in Progress

Construction in progress is comprised of costs related to the capital projects that are not completed and is not depreciated until such time as the subject asset is ready for its intended use. Construction in progress as of March 31, 2025 and September 30, 2024 represents costs of construction incurred for Chongqing’s new manufacturing facilities for heparin products.

Intangible Assets

Intangible assets consist primarily of land use rights, software and license for drug manufacturing (See Note 7). Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Items	Useful life
Land use rights	50 years
Software	10 years
License for drug manufacturing	10 years

Leases

On October 1, 2019 the Company adopted Accounting Standards Update (“ASU”) 2016-02. For all leases that were entered into prior to the effective date of ASC 842, we elected to apply the package of practical expedients. Based on this guidance we will not reassess the following: (1) whether any expired or existing contracts are or contain leases; (2) the lease classification for any expired or existing leases; and (3) initial direct costs for any existing leases. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets. Finance leases are included in property, plant and equipment, net, current portion of obligations under finance leases, and obligations under finance leases, non-current on our consolidated balance sheets.

Operating lease ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date, adjusted by the deferred rent liabilities at the adoption date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made. The Company’s terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

We have made an accounting policy election to not include leases with an initial term of 12 months or less on the balance sheets and the short term lease expense recognized for the years presented are immaterial.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using the average borrowing rate of the Company’s outstanding loans.

Lease term includes rent holidays and options to extend or terminate the lease when the Company is reasonably certain that the Company will exercise that option. The lease assets for operating leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Operating lease expense is recognized on a straight-line basis over the lease term by adding interest expense determined using the effective interest method to the amortization of the right-of-use assets. Interest expense is determined using the effective interest method. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company reviews the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Investment in Trading Securities

The Company entered into an investment with a iFactors SPC related to shares participating in the Golden Bridge Global Income Opportunities SP (the Fund), an exempted segregated Portfolio Company incorporated in the Cayman Islands and managed by Golden Bridge Capital Management Limited. The Fund primarily invests in bonds offered by private entities (debt securities), globally and also invests in convertible debt securities, publicly traded debt and stock, and governmental fixed income securities. The redemption of such shares for cash can be made with ninety days advance written notice (such written notice period can be extended by the investment manager), except during the lock up period which is initially 24 months and then extended to 36 months, from the initial investment date.

The Company determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are recorded as either short term or long term on the Balance Sheet, based on contractual maturity date and are stated at amortized cost. Investment securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value. Investment securities not classified as trading securities or as held-to-maturity securities shall be classified as available-for-sale securities.

As of March 31, 2025 and September 30, 2024, the investment consisted of 20,000 units of the Fund. Such securities have been classified as trading securities. The private equity fund is measured at fair value with gains and losses recognized in earnings. For the years ended September 30, 2022 and 2021, as a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the Fund. NAV is primarily determined based on information provided by external fund administrators. As of September 30, 2023, the management had intention to redeem the investment and it is probable that the investment will be redeemed for an amount different from the NAV. Thus, the fair value of the investment was measured using discounted cash flow method. The fair value of the Fund was $13,943,019 as of September 30 2023.

As of September 20, 2024, the Company has redeemed $4,800,000 from the Fund Management, with the remaining redemption assets in the Fund amounting to $14,770,000.

The Company agrees to redeem the remaining balance of the agreed redemption assets in the form of securities. The Fund Management shall deliver 18,621,000 shares of Highest Performances Holdings (NASDAQ: HPH) to the Company. Based on the average stock price between September 16 and September 20 in 2024, which is $0.712 per share, the total transfer value amounts to $13,258,152. The fair value of the stock is $9,143,019. Due to the significant fluctuations in the stock price after September 30, 2024, the average stock price from October 1, 2024, to January 21, 2025, is selected as the fair value to adjust the carrying amount. As of March 31, 2025, the average stock price from October 1, 2024, to June 26, 2025, is selected as the fair value to adjust the carrying amount.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. The Company assesses goodwill for impairment in accordance with ASC 350-20 (“ASC 350-20”), “Intangibles–Goodwill and Other: Goodwill”, which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

Prior to the adoption of ASU 2017-04, “Simplifying the Test for Goodwill Impairment”, on January 1, 2022, the Company has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value.

On and after January 1, 2025, the Company performed qualitative and quantitative assessment in accordance with ASU 2017-04, there was no such goodwill impairment for the six months ended March 31, 2025.

Long-Term Investment

Investments in entity in which the Company, its subsidiaries, the VIE and VIE’s subsidiaries can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting. Under the equity method, the Company, its subsidiaries, the VIE and VIE’s subsidiaries initially record its investment at cost. The Company’s share of investee earnings or losses is recorded in our Consolidated Statements of Operations within Other income (expense). The Company’s interest in the net assets of the investees is included in the equity method investment on the consolidated balance sheets. The Company, its subsidiaries, the VIE and VIE’s subsidiaries evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Company, its subsidiaries, the VIE and VIE’s subsidiaries subsequently adjust the carrying amount of the investment to recognize their proportionate share of each equity investee’s net income or loss into earnings after the date of investment, the adjustment of basis difference initially recognized and the other comprehensive income allocated to the Company from the investees.

Impairment of Long-lived Assets

The Company, its subsidiaries, the VIE and VIE’s subsidiaries review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairment of long-lived assets as of March 31, 2025 and September 30, 2024.

Borrowings

Borrowings comprise short-term loans and long-term loans. Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Insurance premium payables

Insurance premium payables represent premium payments that have been received from insureds, but not yet remitted to the insurance carriers.

Transactions with Non-controlling Interests of Subsidiaries

The Company, its subsidiaries, the VIE and VIE’s subsidiaries account for a change in ownership interests in its subsidiaries that does not result in a change of control of the subsidiary under the provisions of ASC 810-10-45-23, Consolidation – Other Presentation Matters, which prescribes the accounting for changes in ownership interest that do not result in a change in control of the subsidiary, as defined by GAAP, before and after the transaction. Under this guidance, changes in a controlling shareholder’s ownership interest that do not result in a change of control, as defined by GAAP, in the subsidiary are accounted for as equity transactions. Accordingly, if the controlling shareholder retains control, no gain or loss is recognized in the statements of operations of the controlling shareholder. Similarly, the controlling shareholder will not record any additional acquisition adjustments to reflect its subsequent purchases of additional shares in the subsidiary if there is no change of control. Only a proportional and immediate transfer of carrying value between the controlling and the noncontrolling shareholders occurs based on the respective ownership percentages. For the year ended September 30, 2021, the VIE, Gansu QLS acquired 7.76% of equity interest in Chengdu QLS and its subsidiaries from its shareholders. The equity interest Gansu QLS has in Chengdu QLS increased from 71.75% as of September 30, 2020 to 79.51% as of September 30, 2021.

In the year ended September 30, 2023, the Company made 200,000 RMB (equivalent to $28,356) additional investment to acquire 0.2% ownership of Gansu QLS from third party shareholders and the Company’s ownership in VIE increased to 79.71% as of March 31, 2025 and September 30, 2024.

Non-controlling Interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, VIE and VIE’s subsidiaries, non-controlling interests represent a minority shareholder’s 49% ownership interest in Zhongqiao, as well as 0.786% ownership interest in Gansu QLS, 20.29% ownership interest in Chengdu QLS and in subsidiaries including Rugao and Chongqing.

The following table summarizes the shareholders’ equity for the non-controlling interest from each subsidiary that is not 100% owned by the Company:

	As of
	March 31,	September 30,
	2025	2024
Gansu QLS	$1,161,373	$1,146,121
Chengdu QLS and subsidiaries	184,899	181,315
Zhongqiao	21,923	22,069
Total	$1,368,195	$1,349,505

Non-controlling interest in the equity of a subsidiary is reported in equity in the consolidated balance sheets. Net income and losses attributable to the non-controlling interest is reported as described above in the consolidated statements of operations and comprehensive income.

Revenue Recognition

The Company, its subsidiaries, the VIE and VIE’s subsidiaries recognize revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To perform revenue recognition for arrangements within the scope of ASC 606, the Company, its subsidiaries, the VIE and VIE’s subsidiaries perform the following five steps:

(i)	identification of the promised goods or services in the contract;

(ii)	determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract;
(iii)	measurement of the transaction price, including the constraint on variable consideration;
(iv)	allocation of the transaction price to the performance obligations based on estimated selling prices; and
(v)	recognition of revenue when (or as) we satisfy each performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC 606.

The majority of the WFOE, the VIE and VIE’s subsidiaries’ contracts have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and are, therefore, not distinct. The revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The WFOE, the VIE and VIE’s subsidiaries’ products are sold with no right of return and the WFOE, the VIE and VIE’s subsidiaries do not provide other credits or sales incentives, which would be accounted for as variable consideration. Sales taxes invoiced to customers and remitted to government authorities are excluded from net sales.

Diversified Pharma & Allied Portfolio, which includes oxytetracycline products, licorice products, TCMD, Heparin Products, Sausage Casings, and Organic fertilizer.AI solutions offer enterprises customized AI software services and solutions, leveraging advanced technologies to automate processes, analyze data, and enhance decision-making for competitive advantages.The insurance business markets life (term, whole, universal) and non-life (property, casualty, liability) insurance products to provide financial protection and risk management.

The contract liabilities of the Company consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. Contract liabilities were recognized when the Company receives prepayment from customers resulting from sales contracts. Contract liabilities will be recognized as revenue when the products are delivered. As of March 31, 2025 and September 30, 2024, the Company record contract liabilities of $3,471,007 and $489,784, respectively, which will be recognized as revenue upon delivery of the products sold.

Refer to Note 13 for disaggregated revenue information.

Government Grants

Government grants are recognized when there is reasonable assurance that the attached conditions will be complied with. When the grant relates to an expense item, it is net against the expense and recognized in the consolidated statements of operations and comprehensive income over the period necessary to match the grant on a systematic basis to the related costs. Where the grant relates to an asset acquisition, it is recognized in the consolidated statements of operations and comprehensive income in proportion to the useful life of the related assets. Government grants received for the six months ended March 31 2025, 2024 and 2023 were $19,534, $14,002, and $59,360, respectively. As of March 31, 2025 and September 30, 2024, the deferred government grants were $357,982 and $213,112, respectively.

Selling, General and Administrative, Research and Development Expenses

Selling, general and administrative, research and development expenses primarily consist of salaries and benefits for employees, shipping expense, utilities, maintenance and repairs expenses, insurance expense, depreciation and amortization expenses, research and development expense, selling and marketing expenses, professional fees, and other operating expenses.

The Company, its subsidiaries, the VIE and VIE’s subsidiaries expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization, depreciation of intangible assets and property, plant and equipment used in the research and development activities. For the six months ended March 31, 2025, 2024 and 2023, total selling, general and administrative, research and development expense were as follows:

	For the six months ended
	March 31,
	2025	2024	2023
Selling expense	$451,145	$229,092	$445,154
General and administrative expense	3,770,496	1,396,655	1,366,888
Research and development expense	528,099	467,363	272,073
Total	$4,749,740	$2,093,110	$2,084,115

Advertising Cost

Advertising costs are expensed when incurred and are included in selling, general and administrative, research and development expense on the accompanying consolidated statements of operations. The Company incurred $22,843, $55,240 and $48,820 of advertising costs during the six months ended March 31, 2025, 2024 and 2023, respectively. Advertising costs consist primarily of online marketing costs, such as advertising on social networking sites and e-mail marketing campaigns.

Income Taxes

The Company, its subsidiaries, the VIE and VIE’s subsidiaries account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company, its subsidiaries, the VIE and VIE’s subsidiaries determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company, its subsidiaries, the VIE and VIE’s subsidiaries recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, the Company, its subsidiaries, the VIE and VIE’s subsidiaries consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company, its subsidiaries, the VIE and VIE’s subsidiaries determine that they would be able to realize the deferred tax assets in the future in excess of their net recorded amount, they would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company, its subsidiaries, the VIE and VIE’s subsidiaries record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company, its subsidiaries, the VIE and VIE’s subsidiaries determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company, its subsidiaries, the VIE and VIE’s subsidiaries recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not believe that there were any uncertain tax positions at March 31, 2025 and September 30, 2024.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no diluted shares for the six months ended March 31, 2025, 2024 and 2023.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the six months ended March 31, 2025, 2024 and 2023:

	For the six months ended March 31,
	2025	2024*		2023*
Numerator:
Net income (loss) attributable to ordinary shareholders	$(861,220)	$414,468		$495,521

Denominator:
Weighted-average number of ordinary shares outstanding – basic	31,615,463	7,226,480	*	7,226,480	*
Weighted-average number of ordinary shares outstanding – diluted	31,615,463	7,226,480	*	7,226,480	*
Earnings (loss) per share – basic	$(0.03)	$0.06		$0.07
Earnings (loss) per share – diluted	$(0.03)	$0.06		$0.07

*The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation.

Stock Based Compensation

The Company’s stock based payment transactions with employees are measured based on the grant-date fair value of the instruments, with recognition of either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria. The fair value of the award is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award on straight line basis, which is generally the vesting period.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in currency other than U.S. Dollars are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in statement of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statements of operations and comprehensive income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the condensed consolidated financial statements in this report:

	March 31, 2025	September 30, 2024
Year-end spot rate	US$1=RMB 7.1782	US$1=RMB 7.0074

Average rate	US$1=RMB 7.1671	US$1=RMB 7.1178

Fair Value of Financial Instruments

The Company records its financial assets and liabilities in accordance with the framework for measuring fair value in accordance with U.S GAAP. This framework establishes a fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

For the year ended September 30, 2022, as a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of its certain fund investment. NAV is primarily determined based on information provided by external fund administrators. The Company’s investments valued at NAV as a practical expedient are private equity funds, which represent the investment in trading securities on the balance sheet. For the year ended September 30, 2023, the Company planned to sell the investment and fair value measurement using NAV as practical expedient is not permitted. The investment is measured using discounted cash flow method and classified as Level 3 in the fair value hierarchy. The discount rate used for the valuation of trading securities was 28% as of September 30, 2023.

The Company agrees to redeem the remaining balance of the agreed redemption assets in the form of securities. The Fund Management shall deliver 18,621,000 shares of Highest Performances Holdings (NASDAQ: HPH) to the Company. Based on the average stock price between September 16 and September 20 in 2024, which is $0.712 per share, the total transfer value amounts to $13,258,152. The fair value of the stock is $9,143,019. Due to redemptions and conversions into stocks, the value of the stocks was referenced based on the share price as of September 30, 2024. Due to the significant fluctuations in the stock price after September 30, 2024, the average stock price from October 1, 2024, to January 21, 2025, is selected as the fair value to adjust the carrying amount. As of March 31, 2025, the average stock price from October 1, 2024, to June 26, 2025, is selected as the fair value to adjust the carrying amount.

Cash and cash equivalents, restricted cash, accounts receivable, bank notes receivable, short term investment, advances to suppliers, other current assets, accounts payable, and accrued expenses and other payables approximate fair value because of the short maturity of those instruments. Based on comparable open market transactions, the fair value of the bank loans, lease liabilities, bank notes payable and other liabilities, including current maturities, approximated their carrying value as of September 30, 2024 and March 31, 2025, respectively.

The Company noted no transfers between levels during any of the periods presented.

The following is a reconciliation of the beginning and ending balance of the investment in securities measured at fair value on a recurring basis for the six months ended March 31, 2025, 2024 and 2023:

	As of	As of	As of
	March 31,	March 31,	March 31,
	2025	2024	2023
Beginning balance	$8,323,587	$13,943,019	19,470,400
Change in fair value	(3,433,407)	1,066,927	245,800
Ending balance	$4,890,180	$15,009,946	19,716,200

Concentrations and Credit Risk

A majority of the Company, its subsidiaries, the VIE and VIE’s subsidiaries’ expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries, the VIE and VIE’s subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company, its subsidiaries, the VIE and VIE’s subsidiaries in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of March 31, 2025 and September 30, 2024, $ 8,981,076 and $6,902,275 of the Company’s cash and cash equivalents and restricted cash were on deposit at financial institutions in the PRC which are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest. Cash and cash equivalent of $733,672 and $1,058,635 were deposited at financial institutions in Hong Kong as of March 31, 2025 and September 30, 2024, which are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (approximately $ 65,000). As of March 31, 2025 and September 30, 2024, $981,801 and $1,856,344 of the Company’s cash were on deposit at financial institutions in the U.S. which were insured by the FDIC subject to certain limitations. The Company has not experienced any losses in such accounts.

Substantially all of the Company’s sales are made to customers that are located in China. The Company has a concentration of its revenues and receivables with specific customers.

For the six months ended March 31, 2025, two customers accounted for 16% and 11% of total revenue, respectively and two vendors accounted for 16% and 10% of total purchase. As of March 31, 2025, two major customer’s account receivable accounted for 35% and 32% of the total account receivable, respectively, and one vendor accounted for 47% of the total accounts payable outstanding.

For the six months ended March 31, 2024, two customers accounted for 16% and 14% of total revenue, respectively and two vendors accounted for 13% and 13% of total purchase. As of March 31, 2024, two major customer’s account receivable accounted for 58% and 15% of the total account receivable, respectively, and no vendor accounted for more than 10% of the total accounts payable outstanding.

For the six months ended March 31, 2023, two customers accounted for 16% and 15% of total revenue, respectively and no vendor accounted more than 10% of total purchase.

A loss of any of these customers or suppliers could adversely affect the operating results or cash flows of the Company.

Recent Accounting Pronouncements

There were no new accounting standards or updates during the three months ended March 31, 2025 that would have a material impact on the Company’s Unaudited Condensed Consolidated Financial Statements.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	March 31, 2025	September 30, 2024
Trade accounts receivable	$6,170,630	$1,678,806
Less: allowances for credit losses	(647,747)	(135,646)
Accounts receivable, net	$5,522,883	$1,543,160

The change of the allowance for credit losses are as follow:

	As of	As of
	March 31, 2025	September 30, 2024
Beginning balance	$135,646	$5,829
Addition	516,130	127,568
Exchange rate difference	(4,029)	2,249
Ending balance	$647,747	$135,646

NOTE 4 – INVENTORIES, NET

Inventories consisted of the following:

	As of	As of
	March 31, 2025	September 30, 2024
Raw materials	$1,952,331	$2,327,285
Work-in-progress	289,148	400,253
Finished goods	6,647,629	2,417,906
Inventory provision	(40,360)	(95,756)
Total inventory	$8,848,748	$5,049,688

For the six months ended March 31, 2025, 2024 and 2023, the inventory provision expenses (reversal) were $(53,200), $(785,426) and 397,039, respectively.

The change of inventories provision are as follow:

	As of	As of
	March 31, 2025	September 30, 2024
Beginning balance	$95,756	$885,709
Addition	(53,200)	(813,619)
Exchange rate difference	(2,196)	23,666
Ending balance	$40,360	$95,756

NOTE 5 – OTHER CURRENT ASSETS

Other current assets consisted of the following:

	As of	As of
	March 31, 2025	September 30, 2024
Other receivables	$377,110	$192,387
Receivable from third party	8,031,939	—
Input VAT	638,781	702,073
Total other current assets	$9,047,830	$894,460

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of	As of
	March 31, 2025	September 30, 2024
Property and Buildings	$13,260,613	$13,518,768
Machinery and equipment	25,562,916	18,774,867
Automobiles	385,258	235,360
Office and electric equipment	5,558,848	193,294
Subtotal	44,767,635	32,722,289
Less: accumulated depreciation	(34,138,298)	(24,112,010)
Property and equipment, net	$10,629,337	$8,610,279

Depreciation expense was $422,670, $514,083 and $547,192 for the six months ended March 31, 2025, 2024 and 2023 respectively. Certain properties and equipment have been pledged as collateral under the bank loan agreement as discussed in Note 9.

As of March 31, 2025 and September 30, 2024, Qilian Chengdu made advance payments for property and buildings acquisition for $644,854 and $660,569, respectively, which was recorded in prepayments for property and equipment on the consolidated balance sheets.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of	As of
	March 31, 2025	September 30, 2024
Land use rights	$4,125,953	$4,226,520
Software	1,266,070	1,118,650
License for drug manufacturing	55,724	57,082
Total	5,447,747	5,402,252
Less: accumulated amortization	(861,763)	(862,905)
Intangible assets, net	$4,585,984	$4,539,347

Amortization expense was $19,420, $40,689, and $24,249 for the six months ended March 31, 2025, 2024 and 2023 respectively. The land use right was pledged for the bank loans. Refer to Note 9.

Estimated future amortization expense for intangible assets is as follows:

Amortization
Year ending September 30,	expense
2025	$84,279
2026	84,166
2027	83,603
2028	83,603
2029	83,603
Thereafter	4,166,730
$4,585,984

NOTE 8 – LONG-TERM INVESTMENT

In July 2024, Qilian International acquired 25% ownership interest of Caihou Capital (Shenzhen) Group Co., Ltd (“Caihou”) with a total investment amount of RMB25,000,000, which have been paid in the amount of RMB10,000,000 ($1,402,584 equivalent) in 2024.The investment was accounted for using equity method. The remaining RMB 15 million was fully paid on October 28, 2024.

Equity method investment consisted of the following:

	As of	As of
	March 31, 2025	September 30, 2024
Equity method investment:
Cost of equity method investment	3,482,767	4,038,588
Share of results of associates	(330,981)	(204,648)
Loss on disposal of Long term investment	—	(101,354)
Profit from equity method investment	—	160,032
Dividend Distribution received	—	(57,083)
Investment disposed	—	(470,931)
Exchange rate difference	1,920	(4,818)
Total long-term investment	$3,153,706	$3,359,786

The change of share of results of associates are as follow:

	As of	As of
	March 31, 2025	September 30, 2024
Beginning balance	$204,648	$—
Addition	126,333	204,648
Ending balance	$330,981	$204,648

NOTE 9 – BANK LOANS

In November 2024, Gansu QLS entered into a loan agreement with the Postal Savings Bank of China for a principal amount of RMB 5 million, bearing interest at an annual rate of 3.6% for a term of 1 year. In December 2024, it repaid RMB 4 million of the loan. In February 2025, Gansu QLS signed another loan agreement with the Postal Savings Bank of China for RMB 1 million, with an annual interest rate of 3.6% and a term of 1 year.

In March 2025, Gansu QLS entered into a loan agreement with the Agricultural Bank of China for an amount of RMB 2 million, bearing interest at an annual rate of 3.6% for a term of 1 year. The credit is secured by the land use rights of Jiuquan Industrial Park (South Park).

In January 2025, Chongqing entered into a loan agreement with Chongqing Rural Commercial Bank for an amount of RMB 3 million, bearing interest at an annual rate of 3.45% for a term of 1 year. Chengdu QLS provided a guarantee for this borrowing.

In March 2025, Chongqing signed another loan agreement with Chongqing Rural Commercial Bank for RMB 4.5 million, with an annual interest rate of 3.45% and a term of 1 year. Chengdu QLS also provided a guarantee for this borrowing.

NOTE 10 –TAXES

(a)Corporate Income Taxes

The Company, its subsidiaries, the VIE and VIE’s subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the six months ended March 31, 2025, 2024, and 2023, and accordingly no provision for Hong Kong profits tax has been made in these periods.

China

The WFOE, the VIE and VIE’s subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, current corporate income tax rate of 25% is applicable to all companies, including both domestic and foreign-invested companies. However, according to Tax Preferential Policies for the Development of the Western Region and Chengdu QLS are eligible for a favorable income tax rate of 15% for the six months ended March 31, 2025, 2024, and 2023. In accordance with the implementation rules of Corporate Income Tax Law of PRC, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate, subject to a requirement that they re-apply for HNTE status every three years. Gansu QLS is eligible for a favorable income tax rate of 15% for the six months ended March 31, 2025, 2024, and 2023.

On January 17, 2019, the State Taxation Administration issued the notice on the scope of small-scale and low-profit corporate income tax preferential policies of the Ministry of Finance and the State Administration of Taxation, [2019] No. 13 for small-scale and low-profit enterprises whose annual taxable income is less than RMB1,000,000 (including RMB1,000,000), approximately $154,000, for the period from January 1, 2019 to December 31, 2020, the income before tax is reduced to 25% as their taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 5%. While for the portion of annual taxable income exceeding RMB1,000,000, approximately $154,000, but not more than

RMB3,000,000, approximately $465,000, the income is reduced to 50% as their taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 10%. On April 2, 2021, the State Taxation Administration further reduced the tax for small-scale and low-profit enterprises for the periods from Jan 1, 2021 to December 31, 2023 as following: for entities whose annual taxable income is less than RMB1,000,000 (including RMB1,000,000), approximately $154,000, the income before tax is reduced to 12.5% as its taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 2.5%. While for the portion of annual taxable income exceeding RMB1,000,000, approximately $154,000, but not more than RMB3,000,000, approximately $465,000, the income is reduced to 50% as their taxable income, which is further reduced to 25% starting from January 2022 and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 10%, or 5% under the further reduced rate starting from January 2022. From January 1, 2023 to December 31, 2024, for small and micro profit enterprises with an annual taxable income not exceeding RMB1,000,000, the income before tax is reduced to 25% as its taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 5%. From January 1, 2022 to December 31, 2024, for small and micro profit enterprises with an annual taxable income exceeding RMB1,000,000 but not exceeding RMB3,000,000, the income before tax is reduced to 25% as its taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 5%. The qualifications of small-scale and low-profit enterprises were examined annually by the Tax Bureau.

Interim income tax expenses or benefit is recognized based on the Company’s estimated annual effective tax rate, which is based upon the tax rate expected for the full fiscal year applied to the pretax income or loss of the interim period. The Company’s consolidated effective tax rate for the six months ended March 31, 2025 was 2.5, and differed from the effective China statutory income tax rate of 25.0%, favorable tax rate, tax rate differentials in jurisdictions other than China, and valuation allowance adjustments. The decreased tax expense for 2025 is due to the deferred income tax expenses generated from the provision for deferred tax assets of the acquired company.

NOTE 11 – RELATED PARTY TRANSACTIONS

During the normal course of business, the VIE and VIE’s subsidiaries may make sales to affiliated companies controlled by its major shareholders or subsidiaries. For the six months ended March 31, 2025, 2024 and 2023, the VIE and VIE’s subsidiaries made sales to affiliated companies in the amount of $101,759, 12,172, and Nil respectively.

NOTE 12 – LEASE

As of September 30, 2024, the VIE and VIE’s subsidiaries have one factory lease with expiration date through December 2025. For the years ended September 30, 2024, 2023 and 2021, the lease expenses were $30,275, $63,480 and $109,346, respectively. Balance sheet information related to the VIE and VIE’s subsidiaries’ operating leases as of March 31, 2025 and September 30, 2024 2023was as follows:

	As of	As of
	March 31,	September 30,
	2025	2024
Operating Lease Assets:
Operating Lease right of use asset	$179,785	$—
Total operating lease assets	179,785	—
Operating lease obligations:
Current operating lease liabilities	101,814	—
Non-current operating lease liabilities	78,759	—
Total Lease liabilities	$180,573	$—

Remaining Lease Term Operating Lease	1.75 years	—
Discount rate	3.60%	—%

Lease liability maturities as of September 30, are as follows:

Operating,
lease
2025	11,426
2026	175,067
Total minimum lease payments	$186,493
Less: Imputed interest	(5,920)
Total	$180,573

NOTE 13 – SEGMENT REPORTING

The Company, its subsidiaries, the VIE and VIE’s subsidiaries mainly manufactures and distributes active pharmaceutical ingredients and TCMD products as well as other by-products in China, AI solutions and insurance business. Currently no revenue is derived from international markets. The following table presents segment information for the six months ended March 31, 2025, 2024 and 2023, respectively:

	For the six months ended March 31, 2025
	Diversified
	Pharmaceutical
	and Allied		Insurance
	Products*	AI Solutions	Business	Total
Revenue	$9,631,184	$1,104,733	$3,575,497	$14,311,414
Cost of revenue	8,283,104	772,807	2,744,070	11,799,981
Gross profit	$1,348,080	$331,926	$831,427	$2,511,433
Depreciation and amortization	$200,236	$146,125	$95,729	$442,090
Capital expenditures	$1,035,722	$130,835	$—	$1,166,557
*

Due to the acquisition of THE Company, the revenue has been reclassified into three categories. Among them, diversified pharmaceutical and allied products includes the former oxytetracycline & licorice products and TCMD, fertilizer, and heparin products and sausage casing.

	For the six months ended March 31, 2024
	Oxytetracycline
	& Licorice		Heparin
	products and		products and
	TCMD	Fertilizer	Sausage casing	Total
Revenue	$10,755,535	$159,199	$1,647,865	$12,562,599
Cost of revenue	9,501,675	104,591	1,542,311	11,148,577
Gross profit	$1,253,860	$54,608	$105,554	$1,414,022
Depreciation and amortization	$444,832	$22,857	$87,083	$554,772
Capital expenditures	$685,827	$23,771	$76,949	$786,547

	For six months ended March 31, 2023
	Oxytetracycline
	& Licorice		Heparin
	products and		products and
	TCMD	Fertilizer	Sausage casing	Total
Revenue	$18,521,112	$752,672	$9,889,832	$29,163,616
Cost of revenue	16,622,793	365,813	9,880,264	26,868,870
Gross profit	$1,898,319	$386,859	$9,568	$2,294,746
Depreciation and amortization	$452,036	$22,123	$97,282	$571,441
Capital expenditures	$2,570,090	$28,098	$3,933	$2,602,121

	March 31,	September 30,
	2025	2024
Total Assets
Diversified Pharmaceutical and Allied Products	$154,006,779	$53,003,728
AI Solutions	$22,499,030	$—
Insurance Business	$30,887,640	$—
Total	$207,393,449	$53,003,728

NOTE 14 – THE ACQUISITION OF THE Company of AI Solutions and Insurance Business

On November 27, 2024, BGM Group Ltd (the “Company”), entered into a transaction agreement (the “Transaction Agreement”) with CISG Holdings Ltd, a company incorporated under the laws of the British Virgin Islands and wholly owned by AIX Inc. (NASDAQ: AIFU) (the “Seller”), Patriton Limited, a company incorporated under the laws of British Virgin Islands (the “Target Company”), GM Management Company Limited, a company incorporated under the laws of Hong Kong, DuXiaoBao Intelligent Technology (Shenzhen) Co., Ltd., RONS Intelligent Technology (Beijing) Co., Ltd. (“RONS Intelligent”), Shenzhen Xinbao Investment Management Co., Ltd. (“Shenzhen Xinbao”), Fanhua RONS Insurance Sales & Service Co., Ltd. (“RONS Sales”) and Shenzhen Baowang E-commerce Co., Ltd. (“Shenzhen Baowang”), all of which are companies with limited liability incorporated under the laws of the People’s Rublic of China.

Pursuant to the Transaction Agreement, BGM Group Ltd agreed to purchase from the Seller, 100% of the equity interest of the Target Company, for a consideration of 69,995,661 Class A ordinary shares with a par value of US$0.00833335 per share of the Company (the “Consideration Shares”), at a purchase price of US$2.0 per share of the Consideration Shares. Under the Transaction Agreement, the Seller undertook to conduct a series of restructuring and reorganization arrangements (the “Reorganization”) and upon the completion of such Reorganization and immediately prior to the closing, each of RONS Intelligent, Shenzhen Xinbao, RONS Sales and Shenzhen Baowang will become a wholly owned subsidiary of the Target Company.

The issuance of 69,995,661 Class A ordinary shares was completed on December 27, 2024 and the transaction has been completed.

The following summarizes the identified assets acquired and liabilities assumed pursuant to the THE Company of AI Solutions and Insurance Business acquisition as of December 27, 2024:

Items	Amount
Assets
Cash and cash equivalent	$2,146,491
Accounts receivable, net	4,603,565
Other current assets	10,380,773
Property and equipment, net	157,626
Operating lease right of use assets	181,922
Deferred tax assets	174,138
Liabilities
Insurance premium payables	979,989
Accounts payable	4,039,426
Taxes payable	34,243
Operating lease liabilities, current	181,922
Accrued expenses and other payables	7,662,537
Total net assets	$4,746,398

The fair value of all assets acquired and liabilities assumed was the estimated book value of THE Company of AI Solutions and Insurance Business. Goodwill represents the excess of the fair value of purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of THE Company of AI Solutions and Insurance Business at the acquisition date.

The determination of the share value was determined according to the closing price of the Company’s Common Stock on the day the shares were issued.

The value of the shares issued on December 27, 2024	139,991,322
Total consideration	$139,991,322
Net assets	4,746,398
Goodwill	135,244,924

NOTE 15 – COMMITMENTS

On July 5, 2021, The Company entered into an investment agreement with Chongqing Jintong Industrial Construction Investment Co., Ltd (“Chongqing Jintong”). The Company agreed to invest for the construction of a factory for manufacturing pig by-products in Chongqing Tongnan High Tech Industrial Zone. As of March 31, 2025, the Company has commitment to pay $1.3 million (RMB 9.1 million) under the investment agreement.

Non-cancellable operating leases within one year

The following table sets forth our contractual obligations as of March 31, 2025:

	Total	2025	2026
Operating lease commitments under lease agreements	$44,919	$19,251	$25,668

NOTE 16 – SUBSEQUENT EVENTS

On March 18, 2025, BGM Group Ltd (the “Company”), entered into a transaction agreement (the “Transaction Agreement”) with YX Management Company Limited, a company duly incorporated under the laws of Hong Kong (the “Target Company”), Martline Limited, Cymatrix Limited, Innovo Limited and Techvovo Limited, the existing shareholders holding 100% equity securities of the Target Company (collectively the “Sellers”).

Pursuant to the Transaction Agreement, the Company agreed to purchase from the Sellers, 100% of the equity interest of the Target Company, for a consideration of a total of 47,500,000 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US $2.0 per share of the Consideration Shares. Under the Transaction Agreement, the Sellers undertook to conduct a series of restructuring and reorganization arrangements (the “Reorganization”) and upon the completion of such Reorganization and immediately prior to the Closing (as defined below), each of Yunyue Consultant Management (Shenzhen) Co., Ltd. (“Yunyue SZ”), a limited liability company duly incorporated under the laws of the PRC and currently a wholly owned subsidiary of the Target Company, Guangdong Yunyue Investment Co., Ltd. (“GD Yunyue”), a limited liability company duly incorporated under the laws of the PRC and currently a wholly owned subsidiary of Yunyue SZ, and Hanzhou Yaoyixing Technology Co., Ltd. (“Yaoyixing”), a limited liability company duly incorporated under the laws of the PRC and currently a wholly owned subsidiary of GD Yunyue, will become a wholly owned subsidiary of the Target Company. In addition, save as the exceptions as stipulated in the Transaction Agreement, the Sellers agreed to not directly or indirectly sell or otherwise transfer any Consideration Shares at any time on or before the expiry of a 60-month period after the Closing. The Transaction Agreement also contained customary representations, warranties and agreements of the Company and the Sellers, as well as customary indemnification rights and obligations of the parties.

The issuance of 47,500,000 Class A ordinary shares was completed on April 25, 2025 and the transaction has been completed.

On April 21, 2025, BGM Group Ltd (the “Company”), entered into a transaction agreement (the “Transaction Agreement”) with Wonder Dragon Global Limited, a business company duly incorporated under the laws of the British Virgin Islands (the “Target Company”), Yang Lou Dong International Limited Management Company Limited, a company duly incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Target Company (“Yang Lou Dong”), and Success Myth Limited, the existing sole shareholder holding 100% equity securities of the Target Company (the “Seller”).Pursuant to the Transaction Agreement, the Company agreed to purchase from the Seller, 100% of the equity interest of the Target Company, for a consideration of a total of 38,165,290 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US$2.0 per share of the Consideration Shares.

The issuance of 38,165,290 Class A ordinary shares was completed on May 16, 2025 and the transaction has been completed.

On May 2, 2025, BGM Group Ltd (the “Company”) entered into a transaction agreement (the “Transaction Agreement”) with HM Management Company Limited (“HM Management”), a company duly incorporated under the laws of Hong Kong (the “Target Company”), Catch Group Limited, a company duly incorporated under the laws of the British Virgin Islands (“Catch”), Expansion Group Limited, a company duly incorporated under the laws of the British Virgin Islands (“Expansion”, collectively referred to as the “Sellers” with Catch), HM Consultant Management (Shenzhen) Co., Limited, a company duly incorporated under the PRC laws, Beijing Shuda Technology Co., Ltd., a company duly incorporated under the PRC laws (“Beijing Shuda”) and New Media Star Technology (Shenzhen) Co., Ltd., a company duly incorporated under the PRC laws (“New Media Star”), with Beijing Shuda and New Media Star as the wholly-owned subsidiaries of the Target Company.Pursuant to the Transaction Agreement, the Company agreed to purchase from the Sellers, 100% of the equity interest of the Target Company, for a consideration of a total of 16,663,427 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US$2.50 per share of the Consideration Shares.

Pursuant to the Transaction Agreement, the Company agreed to purchase from the Sellers, 100% of the equity interest of the Target Company, for a consideration of a total of 16,663,427 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US$2.50 per share of the Consideration Shares. Save as the exceptions as stipulated in the Transaction Agreement, the Sellers agreed to not directly or indirectly sell or otherwise transfer any Consideration Shares at any time on or before the expiry of a 60- month period after the Closing (as defined below). The Transaction Agreement also contained customary representations, warranties and agreements of the Company and the Sellers, as well as customary indemnification rights and obligations of the parties.

On May 27, 2025, BGM Group Ltd (the “Company”) entered into a transaction agreement (the “Transaction Agreement”) with Xingdao AI Robot Co., Limited (“Xingdao”), a company duly incorporated under the laws of Hong Kong (the “Target Company”), Canoe Group Ltd., a business company duly incorporated under the laws of British Virgin Islands (“Canoe”), which holds 52.5% of shares of the Target Company, Starisland AI Pte. Ltd., a business company duly incorporated under the laws of Singapore (“Starisland”) and holds 34.5% of shares of the Target Company, Great Name Group Limited, a business company duly incorporated under the laws of the British Virgin Islands (“Great Name”) and holds 13.0% of the Target Company (collectively referred to as the “Sellers” with Canoe and Starisland), YD Network Technology Company Limited, a company duly incorporated under the laws of Hong Kong (the “YD Network”) and a wholly-owned subsidiary of the Target Company, Xingdao Consultant Management (Shenzhen) Co., Ltd., a limited liability company duly incorporated under the laws of the PRC (the “WFOE”) and a wholly-owned subsidiary of the Target Company, Xingdao Intelligent Cloud Chain (Shenzhen) Co., Ltd., a limited liability company duly incorporated under the laws of the PRC (“Xingdao Intelligent”), a wholly owned subsidiary of WFOE and Shanghai Yongan Security Alarm System Co., Ltd., a limited liability company duly incorporated under the laws of the PRC (“Yongan”), a wholly-owned subsidiary of Xingdao Intelligent.

Pursuant to the Transaction Agreement, the Company agreed to purchase from the Sellers, 100% of the equity interest of the Target Company, for a consideration of a total of 37,123,142 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US$3.0 per share of the Consideration Shares. Save as the exceptions as stipulated in the Transaction Agreement, the Sellers agreed to not directly or indirectly sell or otherwise transfer any Consideration Shares at any time on or before the expiry of a 60-month period after the Closing (as defined below). The Transaction Agreement also contained customary representations, warranties and agreements of the Company and the Sellers, as well as customary indemnification rights and obligations of the parties.

The Company’s management reviewed all material events that have occurred after the balance sheet date through July 24, 2025 on which these financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events except disclosed in above that would have required adjustment or disclosure in the condensed consolidated financial statements.